UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ISTA Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

45031X 20 4
(CUSIP Number)

Ivy Dodes
Credit Suisse AG
Eleven Madison Avenue, New York, NY 10010
(212) 325-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45031X 20 4	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5.
	8	SHARED VOTING POWER See Item 5.
	9	SOLE DISPOSITIVE POWER See Item 5.
	10	SHARED DISPOSITIVE POWER See Item 5.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.
14	TYPE OF REPORTING PERSON BK

Item 1.	Security and Issuer.

The response set forth in Item 1 of the Schedule 13D (defined below) is hereby amended by deleting the previous response in its entirety and replacing it with the following:

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on September 30, 2002, as amended by Amendment No. 1 filed on November 20, 2002, as amended by Amendment No. 2 filed on July 21, 2006, as amended by Amendment No. 3 filed on July 3, 2007 (as amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3, the “Schedule 13D” and, as amended by this Amendment No. 4, the "Statement") with respect to the Common Stock, $0.001 par value per share (the "Shares"), of ISTA Pharmaceuticals, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 50 Technology Drive, Irvine, California 92618. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse AG (the "Bank"), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the "Investment Banking division"), the Alternative Investments business (the "AI Business") within the Asset Management division (the "Asset Management division") and the U.S. private client services business (the "U.S. PCS Business") within the Private Banking division (the "Private Banking division") (the "Reporting Person"). The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc. ("CS Hldgs USA Inc"), a Delaware corporation. The address of CS Hldgs USA Inc’s principal business and office is Eleven Madison Avenue, New York, NY 10010, USA. The ultimate parent company of the Bank and CS Hldgs USA Inc, and the direct owner of the remainder of the voting stock of CS Hldgs USA Inc, is Credit Suisse Group AG ("CSG"), a corporation formed under the laws of Switzerland.

CS Hldgs USA Inc owns all of the voting stock of Credit Suisse (USA), Inc. (“CS USA Inc”), a Delaware corporation and holding company. CS USA Inc is the sole member of Credit Suisse Securities (USA) LLC (“CS Sec USA LLC”), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Company. The address of the principal business and office of each of CS USA Inc and CS Sec USA LLC is Eleven Madison Avenue, New York, New York 10010.

The Bank owns all of the voting stock of Credit Suisse Investments (UK) (“CS Inv UK”), a UK limited liability company that acts as an investment holding company for the UK interests of the Investment Banking division. Credit Suisse Investment Holdings (UK) (“CS Inv Hldgs UK”) is a UK limited liability company that acts as a holding company for the UK interests of the Investment Banking division. CS Inv UK holds a majority of CS Inv Hldgs UK’s equity; the Bank holds the remaining equity. CS Inv Hldgs UK holds all of the voting stock of Credit Suisse Securities (Europe) Limited (“CS Sec Eur Ltd”), a UK limited liability company. CS Sec Eur Ltd is a UK broker-dealer whose principal business is international securities underwriting and trading and corporate advisory services. The address of the principal business and office of each of CS Inv UK, CS Inv Hldgs UK and CS Sec Eur Ltd is One Cabot Square, London E14 4QJ, UK.

Sprout Capital IX, L.P. (“Sprout IX”), Sprout Entrepreneurs Fund, L.P. (“Sprout Entrepreneurs”) and Sprout IX Plan Investors, L.P. (“IX Plan”) are Delaware limited partnerships that make investments for long-term appreciation. DLJ Capital Corporation (“DLJCC”), a Delaware corporation and a wholly owned subsidiary of CS USA Inc, acts as a venture capital partnership management company.  DLJCC is also the general partner of Sprout Entrepreneurs.  DLJCC is also the managing general partner of Sprout IX and, as such, is responsible for its day-to-day management.  DLJCC makes all of the investment decisions on behalf of Sprout IX and Sprout Entrepreneurs.  DLJ Associates IX, L.P. (“Associates IX”), a Delaware limited partnership, is a general partner of Sprout IX and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout IX.  DLJ Capital Associates IX, Inc. (“DLJCA IX”), a Delaware corporation and wholly owned subsidiary of DLJCC, is the managing general partner of Associates IX.  DLJ LBO Plans Management Corporation II (“DLJLBO II”), a Delaware corporation, is the general partner of IX Plan and, as such, is responsible for its day-to-day management.  DLJLBO II makes all of the investment decisions on behalf of IX Plan.  DLJLBO II is an indirect wholly owned subsidiary of CS USA Inc.  The address of the principal business and office of each of DLJCC, DLJCA IX, Associates IX, Sprout IX, Sprout Entrepreneurs, IX Plan and DLJLBO II is Eleven Madison Avenue, New York, New York 10010.

EMA Private Equity Fund 2000, L.P. (“EMA Private Equity”) is a Delaware limited partnership.  Credit Suisse (Bermuda) Limited (“CS Bermuda”), a Bermuda corporation, is the general partner of EMA Private Equity and a wholly owned subsidiary of the Bank.  The address of the principal business and office of CS Bermuda is Thistle House, 4 Burnaby Street, Hamilton, Bermuda HM 12.  The address of the principal business and office of EMA Private Equity is Eleven Madison Avenue, New York, New York 10010.

Merban Equity AG Guernsey Branch (“Merban Equity Guernsey”) is a branch of Merban Equity AG (“Merban Equity”), a Swiss company, which is a wholly owned subsidiary of the Bank.  The address of the principal business and office of Merban Equity is Bahnhofstrasse 17, P.O. Box 234, CH 6300 Zug, Switzerland.  The address of the principal business and office of Merban Equity Guernsey is Helvetia Court, Les Echelons South Esplanade, St. Peter Port, Guernsey GY1 6LU.

CSFB Strategic Partners Holdings III, L.P. (“Strategic Partners III”), DLJ Multi-Manager Private Equity Fund, L.P. (“DLJ Multi-Manager PEF”), DLJ PEP II Employee Fund, L.P. (“DLJ PEP II”), Sprout Investment Partners, L.P. (“Sprout Investment Partners”) and DLJ Private Equity Partners Fund II, L.P. (“DLJPE Partners Fund II”) are Delaware limited partnerships.  DLJ MB Advisors, LLC (“DLJMB Advisors”), a Delaware limited liability company, is the managing general partner of CSFB Strategic Associates III, L.P. (“Strategic Associates III”), a Delaware limited partnership, which in turn is the general partner of Strategic Partners III.  DLJ Merchant Banking Funding, Inc. (“DLJMB Funding”), a Delaware corporation, is the associate general partner of Strategic Associates III.  DLJMB Advisors is also the manager of Credit Suisse Private Equity Advisers LLC (“CSPE Advisers”), a Delaware limited liability company.  Credit Suisse Alternative Capital, LLC (“CS Alternative Capital”), a Delaware limited liability company, is the sole member of CSPE Advisers.  CS Alternative Capital is a wholly owned subsidiary of CSAM Americas Holdings Corporation (“CSAM Americas”), a Delaware corporation, which in turn is a wholly owned subsidiary of CS Hldgs USA Inc.  CSPE Advisers is the general partner of each of MPE, L.P. (“MPE”) and PEP II, L.P. (“PEP II”), each of which is a Delaware limited partnership, and Sprout Investment Partners.  MPE is the general partner of DLJ Multi-Manager PEF.  PEP II is the general partner of each of DLJ PEP II and DLJPE Partners Fund II.  Each of DLJMB Funding and DLJMB Advisors is a wholly owned subsidiary of Credit Suisse Private Equity, LLC (“CSPE LLC”), a Delaware limited liability company, which in turn is a wholly owned subsidiary of CS USA Inc.  The address of the principal business and office of each of Strategic Partners III, DLJ Multi-Manager PEF, DLJ PEP II, Sprout Investment Partners, DLJPE Partners Fund II, DLJMB Advisors, Strategic Associates III, DLJMB Funding, CS Alternative Capital, CSAM Americas, CSPE Advisers, MPE, PEP II, and CSPE LLC is Eleven Madison Avenue, New York, New York, 10010.

DLJ Long Term Investment Corporation (“DLJ LTIC”) is a Delaware corporation and wholly owned subsidiary of CS USA Inc. Capital IX, L.P. The address of the principal business and office of DLJ LTIC is Eleven Madison Avenue, New York, New York, 10010.

DLJCC, DLJCA IX, Associates IX, Sprout IX, Sprout Entrepreneurs, IX Plan, DLJLBO II, EMA Private Equity, CS Bermuda, Merban Equity Guernsey, Merban Equity, Strategic Partners III, DLJ Multi-Manager PEF, DLJ PEP II, Sprout Investment Partners, DLJPE Partners Fund II, DLJMB Advisors, Strategic Associates III, DLJMB Funding, CSPE Advisers, CS Alternative Capital, CSAM Americas, MPE, PEP II, CSPE LLC and DLJ LTIC are collectively referred to as the “CS Entities.”

CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products. The Bank is comprised of the Investment Banking division, the Asset Management division and the Private Banking division. The Investment Banking division provides financial advisory and capital raising services and sales and trading to institutional, corporate and government clients worldwide. The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide and offers products across a broad range of investment classes, including alternative investments. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division (other than the AI Business) (the "Traditional AM Business") and the Private Banking division (other than the U.S. PCS Business) (the "Non-U.S. PB Business")) may beneficially own Shares to which this Statement relates and such Shares are not reported in this Statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Traditional AM Business and the Non-U.S. PB Business disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Traditional AM Business and the Non-U.S. PB Business.

The Reporting Person, CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC may be deemed for purposes of this Statement to beneficially own Shares held in client accounts with respect to which CS Sec USA LLC or its employees have voting or investment discretion, or both (“Managed Accounts”). The Reporting Person, CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC disclaim beneficial ownership of Shares held in Managed Accounts.

The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, DLJCC, DLJCA IX, DLJLBO II, CSPE LLC, CS Bermuda, DLJMB Advisors, DLJMB Funding, CSPE Advisers, CS Alternative Capital, CSAM Americas, CS Inv UK, CS Inv Hldgs UK and CS Sec Eur Ltd are set forth on Schedules A-1 through A-17 attached hereto, each of which is incorporated by reference herein.

Except as otherwise provided herein, during the past five years none of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, the CS Entities, CS Inv UK, CS Inv Hldgs UK, CS Sec Eur Ltd, nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-17 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On September 17, 2008, CS Sec USA LLC announced that it had reached a settlement with the Attorney General of the State of New York and the North American Securities Administrators Association Task Force regarding Auction Rate Securities (“ARS”). While neither admitting nor denying allegations of wrongdoing, CS Sec USA LLC agreed to repurchase at par ARS held by eligible individual investors, charities and certain businesses and pay a $15 million penalty. CS Sec USA LLC estimates the cost of the buy-back will be approximately $550 million. Additionally, under the terms of the settlement, CS Sec USA LLC also consented to special Financial Industry Regulatory Authority ARS arbitration to resolve potential claims of consequential damages and agreed to continue to work with issuers and other interested parties, including regulatory and governmental entities, to expeditiously provide liquidity solutions for institutional investors. ARS where the auctions are clearing or there is a scheduled redemption are not covered by the settlement. Other Wall Street firms were subject to similar requirements.

On February 12, 2009, in connection with one such arbitration between STMicroelectronics N.V. (“STM”) as claimant and CS Sec USA LLC as respondent, FINRA ordered CS Sec USA LLC to pay an arbitration award of approximately $406 million. FINRA also ordered STM to transfer to CS Sec USA LLC ownership of its portfolio with CS Sec USA LLC upon receipt of the arbitration award.

On December 16, 2009, the Bank announced that it had reached a settlement with the New York County District Attorney’s Office, the United States Department of Justice, the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York and the Office of Foreign Assets Control (“OFAC”) of their investigation into U.S. dollar payments made during the period from 2002 to 2007 involving parties that are subject to U.S. economic sanctions. As part of the settlement, the Bank entered into deferred prosecution agreements and an agreement with OFAC to pay $536 million.

Item 3.	Source and Amounts of Funds.

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 3 the following:

On September 29, 2008, the Company repaid all of the outstanding principal and interest under the Notes.

On April 11, 2011, the Reporting Person exercised warrants to purchase 1,615,385 Shares for $1.41 a share.  The Reporting Person paid the exercise price on a cashless basis, resulting in the Company withholding 216,526 Shares to pay the exercise price and issuing to the Reporting Person the remaining 1,398,859 Shares.  Pursuant to a waiver of certain restrictions on the right to exercise the warrants (as described in Item 6 below), which was obtained from the Company in connection with the transactions reported herein, all of the warrants were immediately exercisable.  269,231 of the warrants had an expiration date of October 30, 2014, and 1,346,154 of the warrants had an expiration date of September 26, 2014.  Sprout IX exercised 1,535,136 warrants on a cashless basis for 1,329,367 Shares, IX Plan exercised 74,008 warrants on a cashless basis for 64,088 Shares, and Sprout Entrepreneurs exercised 6,241 warrants on a cashless basis for 5,404 Shares.

On April 13, 2011, Sprout IX distributed 1,235,419 shares of Common Stock to its limited partners at a distribution value of $10.49 per share.  Certain of these limited partners are subsidiaries of the Bank, and the Reporting Person continues to have beneficial ownership of the shares received by such limited partners.  Such shares, the amounts of which are as follows, are included in the total number of shares beneficially owned by the Reporting Person following the distribution: (i) CS USA Inc received 4,924 shares of Common Stock, (ii) DLJ LTIC received 43,221 shares of Common Stock, (iii) EMA Private Equity received 4,322 shares of Common Stock, (iv) Merban Equity Guernsey received 8,645 shares of Common Stock, (v) Strategic Partners III received 15,272 shares of Common Stock, (vi) DLJ Multi-Manager PEF received 2,659 shares of Common Stock, (vii) DLJ PEP II received 1,465 shares of Common Stock, (viii) DLJPE Partners Fund II received 39,097 shares of Common Stock and (ix) Sprout Investment Partners received 111,989 shares of Common Stock.

Item 4.	Purpose of Transaction.
The response set forth in Item 4 of the Schedule 13D is hereby amended by adding the following paragraph before the last paragraph of Item 4:

The Reporting Person exercised warrants on April 11, 2011 for investment purposes.

Sprout IX distributed Shares on April 13, 2011 as a pro rata distribution to its limited partners for investment purposes.

Item 5.	Interest in Securities of the Issuer.
The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)        As of April 22, 2011, the Reporting Person may be deemed to beneficially own an aggregate of 7,349,718 Shares, consisting of (i) 4,924 Shares beneficially owned directly by CS USA Inc, (ii) 43,221 Shares beneficially owned directly by DLJ LTIC, (iii) 4,322 Shares beneficially owned directly by EMA Private Equity, (iv) 8,645 Shares beneficially owned directly by Merban Equity Guernsey, (v) 15,272 Shares beneficially owned directly by Strategic Partners III, (vi) 2,659 Shares beneficially owned directly by DLJ Multi-Manager PEF, (vii) 1,465 Shares beneficially owned directly by DLJ PEP II, (viii) 39,097 Shares beneficially owned directly by DLJPE Partners Fund II, (ix) 111,989 Shares beneficially owned directly by Sprout Investment Partners, (x) 6,680,984 Shares beneficially owned directly by Sprout IX, (xi) 388,388 Shares beneficially owned directly by IX Plan, (xii) 31,792 Shares beneficially owned directly by Sprout Entrepreneurs, (xiii) 3,786 Shares beneficially owned directly by CS Sec USA LLC and (xiv) 13,174 Shares beneficially owned directly by CS Sec Eur Ltd.

Accordingly, the Reporting Person may be deemed to beneficially own 21.7% of the outstanding Shares of the Company.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, the CS Entities, CS Inv UK, CS Inv Hldgs UK, CS Sec Eur Ltd, nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-17 attached hereto, beneficially owns any additional Shares.

(b)        With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares referenced in paragraph 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares among the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, the CS Entities, CS Inv UK, CS Inv Hldgs UK and CS Sec Eur Ltd.

(c)        Except as described in Item 3 and as set forth in Schedule B hereto (which is incorporated by reference herein), the Reporting Person effected no transactions in the Shares of the Company during the 60 days prior to April 22, 2011.

(d)        No other person is known by the Reporting Person to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, the CS Entities, CS Inv UK, CS Inv Hldgs UK or CS Sec Eur Ltd.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 The response set forth in Item 6 of the Schedule 13D is hereby amended by adding the following paragraphs before the last paragraph of Item 6:

Facility Agreement

On September 26, 2008 (the “Effective Date”), the Company entered into a facility agreement (the “Facility Agreement”) with certain institutional accredited investors, including Sprout IX, Sprout Entrepreneurs and IX Plan (collectively, the “Lenders”), pursuant to which the Lenders agreed to loan to the Company up to $65,000,000, subject to the terms and conditions set forth in the Facility Agreement (the “Financing”).  Any amounts drawn under the Facility Agreement accrue interest at a rate of 6.5% per annum, payable quarterly in cash in arrears beginning on December 31, 2008.  The Company shall repay the Lenders 33% of any principal amount outstanding under the Facility Agreement on each of the third and fourth anniversaries of the Effective Date and 34% of such principal amount outstanding on the fifth anniversary of the Effective Date.

Warrants

Upon execution of the Facility Agreement, the Company issued to Sprout IX warrants to purchase 1,535,136 Shares, to Sprout Entrepreneurs warrants to purchase 6,241 Shares, and to IX Plan warrants to purchase 74,008 Shares at an exercise price of $1.41 per share (the “Initial Warrants”). Pursuant to the Facility Agreement, the Company has the right to request from the Lenders one or more cash disbursements in the minimum amount of $5,000,000 per disbursement, which disbursements shall be accompanied by the issuance to the Lenders of warrants to purchase an aggregate number of Shares equal to the dollar amount of such disbursement divided by 10 (the “Subsequent Warrants”), at an exercise price equal to the greater of $1.41 per share and the closing price of the Shares on the date immediately prior to the date of issuance. If the Company issues or sells Shares (other than certain “excluded shares,” as such term is defined in the Facility Agreement) after the Effective Date (the “Dilutive Issuance”), the Company will issue concurrently therewith additional warrants to purchase such number of Shares as will entitle the Lenders to maintain the same beneficial ownership in the Company after the Dilutive Issuance as they had prior to the Dilutive Issuance, as adjusted on a pro rata basis for repayments of the outstanding principal amount under the loan (the “Anti-Dilution Warrants,” and together with the Initial Warrants and the Subsequent Warrants, the “Warrants”), with such Anti-Dilution Warrants being issued at an exercise price equal to the greater of $1.41 per share and the closing price of the common stock on the date immediately prior to the Dilutive Issuance. All Warrants issued under the Facility Agreement expire on the sixth anniversary of the Effective Date and contain certain limitations that prevent the holder from acquiring Shares upon exercise of a Warrant that would cause the number of Shares beneficially owned by it to exceed 9.98% of the total number of Shares then issued and outstanding (and, as described in Item 3 above, a waiver of these limitations was obtained from the Company in connection with the exercise of the warrants reported herein).

Registration Rights Agreement

In connection with the Financing, on September 26, 2008, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Lenders obligating the Company to register for resale the Shares issuable upon the exercise of the Warrants on a registration statement on Form S-3.

Security Agreement

In connection with the Financing, on September 26, 2008, the Company entered into a Security Agreement (the “Security Agreement”) with the Lenders, pursuant to which, as security for the Company’s repayment obligations under the Facility Agreement, the Company granted to the Lenders a security interest in certain of its intellectual property and certain personal property relating thereto.

References to the Facility Agreement, the Warrants, the Registration Rights Agreement and the Security Agreement as set forth in this Item 6 are qualified in their entirety by reference to the documents in Exhibit K, Exhibit L, Exhibit M and Exhibit N, respectively, to Item 7 of this Statement, which are incorporated in their entirety in this Item 6.

Item 7.	Materials to Be Filed as Exhibits.

The response set forth in Item 7 of the Schedule 13D is hereby amended by adding to the end of Item 7 the following:

K. Facility Agreement, dated September 26, 2008, by and among the Company, Sprout IX, Sprout Entrepreneurs, IX Plan and the other signatories thereto (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed with the SEC on September 30, 2008).

L. Form of Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K filed with the SEC on September 30, 2008)

M. Registration Rights Agreement, dated September 26, 2008, by and among the Company, Sprout IX, Sprout Entrepreneurs, IX Plan and the other signatories thereto (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K filed with the SEC on September 30, 2008).

N. Security Agreement, dated September 26, 2008, by and among the Company, Sprout IX, Sprout Entrepreneurs, IX Plan and the other signatories thereto (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K filed with the SEC on September 30, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2011

CREDIT SUISSE AG

By:  /s/ Ivy B. Dodes
        Name: Ivy B. Dodes
        Title:   Managing Director

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
James Amine	17 Columbus Courtyard London, Great Britain	Co-Head of the Global Investment Banking Department including the Global Markets Solution Group	United States
Gary Bullock	Five Canada Square London, Great Britain	Head of Global Operations for the Investment Bank	Great Britain
John Burns	Eleven Madison Avenue New York, NY 10010 USA	Chief Information Officer for the Investment Banking	United States
Gael de Boissard	One Cabot Square London, Great Britain	Co-Head of Global Securities and Chair of Fixed Income Operating Committee	France
Luigi de Vecchi	17 Columbus Courtyard London, Great Britain	Co-Head of the Global Investment Banking Department including the Global Markets Solution Group	Italy
Tony Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Securities responsible for Equities and Securities Sales and Research	United States
Jennifer B. Frost	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Human Resources for the Investment Bank	United States
Stephen Haratunian	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategic Risk Management Group for the Investment Banking division	United States
Robert Jain	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Global Securities responsible for Equities Trading, Products and Risks	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	General Counsel for the Americas and co-General Counsel for the Investment Banking division	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of the global investment bank of Credit Suisse	United States
Cristina Von Bargen	Eleven Madison Avenue New York, NY 10010 USA	Head of Corporate Communications for the Investment Banking division	United States
Lara J. Warner	Eleven Madison Avenue New York, NY 10010 USA	Head of Finance for the Investment Banking Division	United States

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Anthony DeChellis	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Controller	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Antonio C. Quintella	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director, Chief Operating Officer, and Board Member	United States
Ravi M. Singh	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Jim L. Amine	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Timothy P. O’Hara	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director, Chief Financial Officer and Board Member	United States
Michael J. Paliotta	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Todd C. Sandoz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Anthony DeChellis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States
Antonio C. Quintella	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director, Chief Operating Officer and Board Member	United States
Ravi M. Singh	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Jim L. Amine	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Timothy P. O’Hara	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director, Chief Financial Officer and Board Member	United States
Michael J. Paliotta	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Todd C. Sandoz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (USA) LLC. The business address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Anthony DeChellis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board of Managers Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Controller	United States
Antonio C. Quintella	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board of Managers Member	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director, Chief Operating Officer and Board of Managers Member	United States
Ravi M. Singh	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board of Managers Member	United States
Jim L. Amine	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board of Managers Member	United States
Timothy P. O’Hara	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board of Managers Member	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director, Chief Financial Officer and Board of Managers Member	United States
Michael J. Paliotta	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board of Managers Member	United States
Todd C. Sandoz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board of Managers Member	United States

 SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Corporation. The business address of DLJ Capital Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Co-Chairman	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Co-Chairman	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Treasurer	United States

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL ASSOCIATES IX, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Associates IX, Inc. The business address of DLJ Capital Associates IX, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States

SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LBO PLANS MANAGEMENT CORPORATION II

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ LBO Plans Management Corporation II. The business address of DLJ LBO Plans Management Corporation II is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Ravi M. Singh	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Vice President and Assistant Secretary	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Senior Vice President	United States

SCHEDULE A-8

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE PRIVATE EQUITY, LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Private Equity, LLC. The business address of Credit Suisse Private Equity, LLC is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Ravi M. Singh	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer, Chief Operating Officer Funds Management and Board Member	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Thomas M. Sipp	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Board Member	United States
Michael S. Isikow	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States
Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer and Controller	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Director of Taxes	United States

SCHEDULE A-9

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (BERMUDA) LIMITED

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (Bermuda) Limited. The business address of Credit Suisse (Bermuda) Limited is Thistle House, 4 Burnaby Street, Hamilton, Bermuda HM 12.

Name	Business Address	Title	Citizenship
Ravi M. Singh	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Michael J. Bessel	Eleven Madison Avenue New York, NY 10010 USA	Chief Compliance Officer	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director of Taxes	United States

SCHEDULE A-10

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ MB ADVISORS, LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ MB Advisors, LLC. The business address of DLJ MB Advisors, LLC is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Michael J. Bessel	Eleven Madison Avenue New York, NY 10010 USA	Chief Compliance Officer	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President and Principal	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Chairman	United States
Ravi M. Singh	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Senior Vice President	United States

SCHEDULE A-11

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ MERCHANT BANKING FUNDING, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Merchant Banking Funding, Inc. The business address of DLJ Merchant Banking Funding, Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Ravi M. Singh	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director of Taxes and Vice President	United States

SCHEDULE A-12

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE PRIVATE EQUITY ADVISERS LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Private Equity Advisers LLC. The business address of Credit Suisse Private Equity Advisers LLC is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Ravi M. Singh	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Michael J. Bessel	Eleven Madison Avenue New York, NY 10010 USA	Chief Compliance Officer	United States
Stephen H. Can	Eleven Madison Avenue New York, NY 10010 USA	Manager	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Principal and Senior Vice President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Principal and Senior Vice President	United States

SCHEDULE A-13

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE ALTERNATIVE CAPITAL, LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Alternative Capital, LLC. The business address of Credit Suisse Alternative Capital, LLC is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Ravi M. Singh	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Thomas M. Sipp	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Chairman, President, Chief Financial Officer, and Managing Director	United States
John G. Popp	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Boris B. Arabadjiev	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Timothy J. Barnes	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer and Director	United States
Michael J. Bessel	Eleven Madison Avenue New York, NY 10010 USA	Chief Compliance Officer and Director	United States
William A. Cirocco	Eleven Madison Avenue New York, NY 10010 USA	Senior Operating Officer and Director	United States
John S. Ficarra	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Thomas Flannery	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Charles W. Harper	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Linda R. Karn	Eleven Madison Avenue New York, NY 10010 USA	Director	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Philip D. Langerfelder	Eleven Madison Avenue New York, NY 10010 USA	Senior Operating Officer and Director	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
David H. Lerner	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-14

EXECUTIVE OFFICERS AND DIRECTORS OF CSAM AMERICAS HOLDINGS CORP.

 The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of CSAM Americas Holdings Corp.. The business address of CSAM Americas Holdings Corp. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Tim J. Barnes	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Alastair J. Cairns	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Karen A. Regan	Eleven Madison Avenue New York, NY 10010 USA	Secretary	United States
Thomas M. Sipp	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Board Member	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Andrea Johnston	Eleven Madison Avenue New York, NY 10010 USA	Assistant Secretary	United States
Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Ravi M. Singh	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Sam H. Schwartz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-15

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE INVESTMENTS (UK)

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Investments (UK). The business address of Credit Suisse Investments (UK) is One Cabot Square, London E14 4QJ, UK.

Name	Business Address	Title	Citizenship
Costas P. Michaelides	One Cabot Square London, Great Britain	Director	United States
Dan A. Mchugh	One Cabot Square London, Great Britain	Director	Great Britain
Paul E. Hare	One Cabot Square London, Great Britain	Director	Great Britain
Rudolf A. Bless	Paradeplatz 8 8001 Zurich ZH Switzerland	Non-Executive Director	Switzerland
Tobias Guldimann	Paradeplatz 8 8001 Zurich ZH Switzerland	Non-Executive Director	Switzerland

SCHEDULE A-16

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE INVESTMENT HOLDINGS (UK)

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Investment Holdings (UK). The business address of Credit Suisse Investment Holdings (UK) is One Cabot Square, London E14 4QJ, UK.

Name	Business Address	Title	Citizenship
Costas P. Michaelides	One Cabot Square London, Great Britain	Director	United States
Dan A. Mchugh	One Cabot Square London, Great Britain	Director	Great Britain
Paul E. Hare	One Cabot Square London, Great Britain	Director	Great Britain

SCHEDULE A-17

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (EUROPE) LIMITED

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (Europe) Limited. The business address of Credit Suisse Securities (Europe) Limited is One Cabot Square, London E14 4QJ, UK.

Name	Business Address	Title	Citizenship
Fawzi Kyriakos-Saad	One Cabot Square London, Great Britain	Chairman and Director	United States
Stephen B. Daintone	One Cabot Square London, Great Britain	Director	United States
Luigi De Vecchi	One Cabot Square London, Great Britain	Director	Italy
Rudolf A. Bless	Paradeplatz 8 8001 Zurich ZH Switzerland	Non-Executive Director	Switzerland
Tobias Guldimann	Paradeplatz 8 8001 Zurich ZH Switzerland	Non-Executive Director	Switzerland
Eraj Shirvani	One Cabot Square London, Great Britain	Director	Great Britain
Dan A. Mchugh	One Cabot Square London, Great Britain	Director	Great Britain
Christopher B. Horne	One Cabot Square London, Great Britain	Director	Great Britain

SCHEDULE B

The following table lists all trades effected in the Shares during the 60-day period prior to April 22, 2011. All trades were effected in ordinary trading on the indicated exchange; references to “Third Market” indicate that the trades were effected in ordinary course over-the-counter trades with institutional investors.

Entity Name	Trade Date	Buy / Sell	Quantity	Price	Exchange
CS Sec Eur Ltd	31-Mar-11	Sell	6,247.00	10.00	Third Market
CS Sec Eur Ltd	12-Apr-11	Sell	2,249.00	10.63	Third Market
CS Sec Eur Ltd	13-Apr-11	Sell	2,249.00	10.27	Third Market
CS Sec Eur Ltd	15-Apr-11	Sell	2,249.00	9.91	Third Market